NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 683-8903
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

Drill Results – Solarus Gold Project

Vancouver, Wednesday September 1 2004, 9:30 a.m. PST

Novawest Resources Inc., is pleased to announce the results of the Summer 2004 Solarus Project diamond-drilling program which was designed to evaluate gold mineralization occurring within a well foliated and strong to weakly sulphidized (pyritic) "stratabound tuffaceous horizon" hosted within massive mafic flows just north of a volcanic – diorite contact.

Significant gold intersections were obtained from the following holes:

Drill hole KL-04-08 returned an assay of 3.10g/t gold over 1.98 feet from sheared mafic volcanic containing 1% disseminated pyrite and 1.26g/t gold over 3.3 feet from diorite containing 5-8% disseminated pyrite.

Drill hole KL-04-09 was drilled beneath **hole KL-04-08** and intersected 1.88g/t gold over 6.93 feet from a moderately sheared mafic volcanic containing 1% disseminated pyrite.

Drill hole KL-04-01 intersected .70 g/t gold over 9.9 feet in an interval from 963.6 feet to 973.5 feet, .98 g/t gold over 3.3 feet in an interval from 996.6 feet to 999.9 feet, and .52 g/t over 9.57 feet in an interval from 1078.1 feet to 1087.68 feet.

Drill hole KL-04-02 intersected .77 g/t gold over 3.3 feet.

Drill hole KL-04-04 intersected a .49 g/t gold over 2.64 feet.

Drill hole KL-04-10 intersected .70 g/t gold over 51.15 feet in a zone from 629.3 feet to 680.4 feet. The best assay within this zone was 1.60 g/t gold over 3.3 feet.

For a full description of each drill hole see below:

Drill holes KL-04-08 and KL-04-09 were drilled approximately 100 metres east of the interpreted termination of the Main zone. The best gold values from these holes were obtained from moderately pyritic, sheared mafic rocks proximal to the contact with the diorite to the south. Significant gold assays were also obtained from diorite in this area. The main zone was intersected at a vertical depth of 10 metres in hole KL-04-08 and at a vertical depth of 65 metres in hole KL-04-09.

Drill hole KL-04-01 targeted the Main Zone at depth and intersected weakly gold mineralized zones hosted in well-foliated mafic tuff containing 1-2% disseminated pyrite.

Drill hole KL-04-02 extended the westerly trenched zone to line 3+75W. The grade of this zone appears to weaken to the west. The best assays from within this zone were KL-04-02 and KL-04-04. . Of the additional five drill holes targeting the trenched area, (holes KL-04-03, KL-04-04, KL-04-05, KL-04-06 and KL-04-07), only hole KL-04-02 intersected a significant gold value.

Drill hole KL-04-10 intersected a broad zone of gold mineralization while testing an interpreted structural break located

between 0+25W and 0+75W. The gold zone is hosted in a weakly to moderately sheared to brecciated mafic volcanic containing 2-3% disseminated pyrite

The Summer 2004 Solarus Project diamond-drilling program was comprised of ten diamond drill holes (1491 metres). The principal targets were the Main Zone at depth, the strike extension of the main zone to the east, the trenched zone west of the main zone, an interpreted structural break separating the main zone from the westerly trenched zone and a southern parallel structure. The southern parallel structure was not accessible due to wet, swampy conditions.

Additional sampling and a comprehensive compilation of all drill data are being carried out in order to facilitate further exploration, which the company is planning for later this fall. Work will focus on defining potential high-grade plunging gold zones within the Main Zone, evaluating the recent intercepts east of the Main Zone and the southern parallel structure. Conditions that would allow access the southern parallel structure would be expected for phase 2 of the Solarus Gold Project.

The Solarus Gold Project is located in the eastern extension of the Beardmore-Geraldton Gold Camp, approximately 50 km East of Longlac, Ontario. Total production within the Beardmore-Geraldton Belt has exceeded 4.1 million ounces of gold and 300,000 ounces of silver. The property lies 3 kilometres south of Highway 11.

Sampling was completed by Clark Exploration staff and the sawn core samples were delivered to Accurassay Laboratories in Thunder Bay, Ontario for fire assay. Accurassay is registered ISO 17025. Brian Nelson P. Geo., a Qualified Person under NI 43-101, supervised the project and is responsible for the contents of the press release.

Novawest: TSX Venture Exchange Listed - Symbol "NVE", S.E.C. Exemption 12(g)3-2(b), Frankfurt Exchange Listed - Symbol "NWM" File No. 82-3822 Website - Standard & Poors Listed Dun & Bradstreet Listed

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

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